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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 13E-3/A
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 4)

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                              COMAIR HOLDINGS, INC.
                                (Name of Issuer)

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                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.
                      (Name of Person(s) Filing Statement)

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                           Common Stock, No Par Value
                         (Title of Class of Securities)

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                                   199789 10 8
                      (CUSIP Number of Class of Securities)

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                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [X]  A tender offer.
d. [ ]  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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      This Amendment No.4 amends and supplements the Rule 13e-3 Transaction
Statement on Schedule 13E-3 (as previously amended, the "Schedule 13E-3") originally filed on October 22, 1999, by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation ("Kentucky Sub") and an indirect, wholly owned subsidiary of Delta, and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct, wholly owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Kentucky Sub for all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc. ("Comair"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) to the Schedule 13E-3.

      Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 13E-3.

Item 4.         Terms of the Transaction

      Item 4(b) is hereby amended and supplemented as follows:

      The second paragraph under "Special Factors - Interests of Certain Persons in the Offer and the Merger - Chairman/Chief Executive Officer and President/Chief Operating Officer - Employment Agreements", the second paragraph under "Special Factors - Interests of Certain Persons in the Offer and the Merger - Senior Vice Presidents - Employment Agreements" and the second paragraph under "Interests of Certain Persons in the Merger-Vice Presidents - Employment Agreements", each of which is incorporated by reference in Item 4(b) of the Schedule 13E-3, are hereby amended and supplemented by adding the following sentence at the end of each such paragraph:

       "Alternatively, such employees could agree to receive such payments 45 days after the consummation of the Offer and in such event would receive interest at a rate of 8% per annum on the amounts that otherwise would have been payable upon the consummation of the Offer."

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1999

                                       DELTA AIR LINES, INC.


                                       By: /s/ M. Michele Burns
                                           -------------------------------------
                                           Name:  M. Michele Burns
                                           Title: Vice President and Treasurer



                                       DELTA AIR LINES HOLDINGS, INC.


                                       By: /s/ Leslie P. Klemperer
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                                           Name:  Leslie P. Klemperer
                                           Title: Vice President and Secretary



                                       KENTUCKY SUB, INC.


                                       By: /s/ Dean C. Arvidson
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                                           Name:  Dean C. Arvidson
                                           Title: Secretary


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